Exhibit 99.1

News Release

September 11, 2017

Turquoise Hill appoints new Chief Financial Officer

Turquoise Hill Resources today announced the appointment of Luke Colton as the Company’s Chief Financial Officer effective October 9, 2017. Mr. Colton has more than 15 years of financial experience and since 2013 served as Chief Financial Officer for Richards Bay Minerals in South Africa.

Jeff Tygesen, Chief Executive Officer of Turquoise Hill, said, “The board and management are delighted to welcome Luke to Turquoise Hill and look forward to working with him. We would also like to thank Owen Thomas for his successful efforts and contributions as acting CFO.”

Mr. Colton has been with Rio Tinto since 2004 and has worked in various business units, including minerals, iron ore and energy. In his most recent role as Richards Bay Chief Financial Officer, he was directly responsible for financial and managerial accounting, business planning, treasury, tax, warehousing and compliance functions as well as a member of the senior leadership team. From 2010 to 2013, Mr. Colton was Manager Financial, Capital Accounting and Compliance for Rio Tinto Iron Ore where he was responsible for the statutory reporting processes for the Western Australian iron ore entities. He previously served as Principal, Valuations and Analysis in Rio Tinto Controllers and Manager, Statutory Reporting and Control with Rio Tinto Energy America. Prior to joining Rio Tinto, Mr. Colton was Senior Accountant with Ernst & Young.

Contact

Investors and Media

Tony Shaffer

+ 1 604 648 3934

tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com